Exhibit 10.23

NEXT PAGES ARE (LOI) LETTER OF INTENT

DATED JANUARY 2013

AS ON FILE WITH SEC

Exhibit 10.23

EX-10.10 3 v347621_ex10-10.htm: EXHIBIT 10.10

Letter Of Intent

This 9th day of January 2013 buyer present this letter of intent to seller having the expiration Date of 7th day of February at 5:00 pm.

This letter of intent is by and between Buyer Ameri Metro, Inc. (AM) or its successor or Assigns and Seller: Jewel's Real Estate 1036 Manor LLLP. (Jewel) Or its successor or assigns ! And Seller. Buyer AM having the Mailing address of 2030 East Market street 2nd floor York Pa 17402 And third buyer Hi Speed rail facilities provider, Inc. having the Mailing address of P.O. Box 124 Red Lion pa 17356

Seller: Jewel. Having the Mailing address of P.O. Box 155 Red Lion pa 17356

BACK GROUND Jewel's Real Estate 1036 Manor LLLP. Is composed of Shah Mathias (CEO of the Ameri Metro), his daughter Sarah Ann Mathias and his son Jewel Mathias. Partnership was established in 1996 and has been an active partnership. Ameri Metro was founded by Shah Mathias in April 2010 and in June 2012 merged with Yellowwood acquisition, Inc. a public company in the June 2012 merger arena Ameri Metro survived the merger. Hi Speed Rail Facilities Provider, Inc. A nonprofit entity was funded by Shah Mathias (CEO of the Ameri Metro)

1. Agreement LOI: This agreement - LOI is the direct outcome of the Ameri Metro agreement with Hi Speed Rail Facilities Provider, Inc. dating back to 2010.

2 Project Description: The project will mainly consist of transportation complex, industrial use, roadway system, container library distribution facility with expansion capability.

3. Property: An approximately 1.81 corridor AKA: Port Trade Terminals Pa. Terminals

Phase#1 25 acres W/Rail Intermodal facilities permitted building foot print of 5,000,000 square feet and 115 acres permitted

Phase#2 175 Docks 900,900 sqf. Built

Phase#3 58 acres under permitting

Phase#4 146 acres w/ Rail under permitting

Phase#5 220 acres W/ Rail under permitting

The "Property" shall consist of (a) a 100% fee simple interest in and to the real property (the "Land"); (b) any improvements on the Land; (c) all

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appurtenances, streets, alleys, easements, rights-of-way in or to all streets or other interests in, across, abutting or adjoining the Land; (d) all rights in contracts, agreements, warranties, guarantees, deposits and bonds respecting the Land; (e) all plans, specifications and surveys of the Land and (f) all of the rights, titles, interests, privileges and appurtenances which are in any way related to or used in connection with the Land.

3. B. purchase price: Buyer "AM" is willing to pay the following purchase price for phase one (1) "AM" offers $350,000 per acres for phase #1 that will include all on site horizontal Improvements. In addition "AM" will contribute prorated portion towards the off site Improvement in the amount of Twenty Million dollars ($20,000,000.00). As to any subsequent price Per Phase will have the baseline at $350,000 per acre including on site horizontal improvements and contribute prorated portion towards the off-site improvements plus 5 percent over the cost of inflation. Vertical construction cost will be determined at later date.

3. C. Additional services: Additional services to be provide by entities listed in attached Exhibit "A" SETUP OF OPERATION PORT OF TRAJAN PA LOCATION

4. Infrastructure: It is Buyer's "AM" intention that upon the Closing, Seller will deliver the Property in a "pad ready" clear of any physical impediments, and in a fully improved condition with all streets, curbs and gutters and storm water systems fully completed, and all utilities (including but not limited to sewer, water, electric, gas, etc.) delivered up to the Property line.

Buyer "AM" would like the following:

Please provide a description of the condition that the Property will be delivered to Seller, and a detailed line item summary of Seller's projected schedule for completion of the Property infrastructure and offsite improvements. Describe the method in which these improvements will be funded and any approvals along with associated time frames for same, and which parties (i.e. Seller or municipal/county/state/federal agencies, etc.) will have the lead responsibility for completion of these improvements.

Please confirm whether or not any threatened or endangered species exist on the site, and any associated development restrictions, requirements (e.g. such alternative habitat, etc.) could affect the development of the Property. Please also provide information about any FAR or other restrictive items limiting the buildable area on each site.

5. Incentives: Incentives and other financial benefits are a prime factor in the Buyer's interest in the Property. The proposal should include an detailed list of

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incentives that are available to the Buyer in conjunction with the purchase and development of, and subsequent business operations at the Property.

6. Utilities: Buyer "AM" would like to be provided with a list of all utility detail and providers for the property.

7. Purchase Price: Buyer "AM" would like to be provided a Purchase Price based upon a net buildable land area basis. The Purchase Price shall be paid on an all cash basis upon the close of escrow.

8. Earnest Money: Buyer shall deposit the aggregate sum of two Hundred Thousand Dollars ($200,000) with the Title Company (as defined below) as an earnest money deposit ("Earnest Money Deposit") as follows:

$100,000 within five (5) business day following the mutual execution of the Purchase Agreement.

$100,000 within five (5) business day following expiration of the ("Entitlement Period") (as defined below).

The Earnest Money Deposit shall be deposited into a federally insured, interest-bearing account, with interest on the account accruing to the benefit of Buyer, and shall be fully refundable during the Due Diligence Period and Entitlement Period (as defined below) and through any extensions thereof by mutual agreement.

9. Due Diligence: Buyer shall have a period of one hundred twenty (120) days to perform its due diligence review and investigation of the Property as to all matters related to: (a) the physical condition of the Land and the geologic and soil conditions of the Land; (b) the environmental condition of the Land; (c) the planning, zoning and land use status of the Land; (d) title to the Land; and (e) the suitability and economic viability of the Land for Buyer's intended purposes.

The Due Diligence Period shall commence upon the later of: (a) the mutual execution of the letter of intent (LOI) by Seller and Buyer or (b) the delivery by Seller to Buyer of all of the documents in Seller's actual possession as detailed below.

During the Due Diligence Period, Buyer shall review all of the documents provided to Buyer and perform any other inspections, tests and investigations of the Property deemed necessary by Buyer under Paragraph 9. In the event that Buyer does not approve its investigations regarding the Property, Buyer shall have the right to terminate the intent (LOI), at its sole and absolute discretion, prior to conclusion of the Due Diligence Period.

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<u>Delivery and Review of Documents.</u> Following the execution of the Purchase Agreement, Seller shall deliver to Buyer the following documents and information:

A current preliminary title report ("Title Report") issued by ("Title Company") or another nationally recognized title company covering the Land, together with copies of all documents referenced or described therein.

Complete copies of any of the documents listed on Attachment "A" that are in Seller's actual possession or control.

10. Buyer's Inspections: During the Due Diligence Period, Buyer and Buyer's representatives shall have the right at reasonable times and upon prior notice to Seller to enter the Property at Buyer's sole cost, as provided in Section 9 above. During the Due Diligence Period, Buyer shall be entitled to communicate directly with governmental authorities and any other parties having jurisdiction over the Property in connection with Buyer's proposed purchase, operation and potential future development of the Property.

11. Entitlements: Buyer shall have an additional period beginning upon the conclusion of the Due Diligence Period ("Entitlement Period") in which to obtain necessary entitlements from the governmental authorities and any other parties having jurisdiction over the Property for the development of transportation (compact, industrial) roadway system on the Property ("Project") under conditions acceptable to Buyer (collectively, the "Entitlements"). In the event that Buyer determines that it cannot obtain the Entitlements on conditions acceptable to Buyer, in its sole discretion, Buyer shall have the right to terminate the Purchase Agreement prior to the conclusion of the Entitlement Period. The Entitlement Period shall conclude upon the earliest of: (a) final approval by the City of the Entitlements, (b) written election by Buyer to terminate the Purchase Agreement or (c) sixty (60) days following the commencement of the Entitlement Period. Buyer shall file all applications for the Entitlements ("Applications") with the City during ("Entitlement Period") and shall diligently pursue the processing and approval of the Applications by the City. Seller authorizes the filing of the Applications by Buyer with the City and shall execute any consent that is required by the City from the owner of the Property as a condition to such filing.

12. Termination: In the event that the Purchase Agreement is terminated prior to expiration of the ("Entitlement Period"), the Earnest Money Deposit, together with all accrued interest, shall be returned to Buyer. Upon expiration of the ("Entitlement Period"), the Earnest Money Deposit shall become non-

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refundable to Buyer (unless Seller fails to satisfy its closing conditions), but shall be fully applicable to the Purchase Price.

13. Zoning: Please provide current zoning for the site to Buyer. Buyer intends to operate the building 24 hours per day, 7 days per week. Seller will represent that the current zoning permits the intended hours of operation and use as light industrial and warehousing distribution operations.

14. Purchase Agreement: Following delivery of an accepted offer to Buyer, Buyer shall prepare a Purchase and Sale Agreement ("Purchase Agreement") for execution by Seller and Buyer. The Purchase Agreement will incorporate the terms of this letter and further details with respect to the transaction contemplated hereby, including normal and customary representations and warranties typical for a similar commercial land purchase transaction. Neither Seller nor Buyer shall be under any legal obligation to each other or any third party with respect to the purchase and sale transaction contemplated in this letter unless and until the Purchase Agreement has been executed by Seller and Buyer.

15. Closing: On or before the Closing Date, Buyer shall deposit with the Title Company cash or immediately available funds ("Closing Payment"), in an amount equal to the Purchase Price less the amount of the Earnest Money Deposit and all interest accrued thereon. The Closing Payment shall be subject to adjustment for Buyer's share of prorations and costs pursuant to the provisions of Paragraph 19 below.

This transaction shall close within forty five (45) business days after the expiration of the Entitlement Period ("Closing Date").

16. Title: On the Closing Date, Seller shall deliver to Buyer an ALTA Extended Policy of Title Insurance (with such endorsements as Buyer shall reasonably request) issued by the Title Company ("Title Policy"). The Title Policy shall insure Buyer in the amount of the Purchase Price that fee title to the Property is vested in the Buyer, subject to only those exceptions which Buyer approves during the Due Diligence Period.

17. Prorations: Seller's Costs. Seller shall pay (a) the portion of the premium for the Title Policy that would be attributable to a CLTA Standard Policy of Title Insurance, (b) one-half (1/2) of the recording fees and document preparation fees, (c) one-half (1/2) of any escrow fees charged by the Title Company, (d) any assessments on the Property as of the Closing Date, (e) Seller's share of prorations, and (f) all county and city sales taxes and transfer taxes.

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<u>Buyer's Costs</u>. Buyer shall pay (a) the incremental balance of the premium of the Title Policy for which Seller is not responsible, (b) one-half (1/2) of the recording fees and document preparation fees, (c) one-half (1/2) of any escrow fees charged by the Title Company, and (d) Buyer's share of prorations. Prorations (including, without limitation, rent and taxes) will be prorated as of 11:59 p.m. on the day preceding the Closing Date.

18. Title — Seller shall, by grant deed, convey good, marketable and insurable fee free and clear of liens and encumbrances (except such liens and encumbrances approved by Buyer during Due Diligence Period) and shall deliver possession of the Property on the Closing. Seller shall terminate at its sole cost and expense all leases, rental agreements, service contracts or other agreements affecting the Property prior to the Closing.

19. Brokerage — (NONE) represents Buyer and in this transaction. Seller shall be responsible for paying (Broker Name NONE) % fee on the total Purchase Price per separate agreement.

20. Confidentiality — The terms of this transaction shall be kept strictly confidential by Seller and Buyer, unless (i) either party consents in writing to the release of any such information by the other party or (ii) the disclosure or release of any such information is required under any applicable law; provided, however, it may be released to the advisors, consultants, lenders and other professionals representing or engaged with the parties.

Buyer and Seller acknowledge that this proposal is not a contract, and is intended only for the presentation of a Purchase Agreement to Landlord. The terms and conditions set forth above shall not be binding upon Buyer or Seller until such time as the Purchase Agreement and related documents have been approved and fully executed by both Buyer and Seller.

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"This 9th day of January 2013 buyer present this letter of intent to seller having the expiration Date of 7th day of February at 6:00 pm.

This letter of intent is by and between Buyer Ameri Metro, Inc. (AM) or its successor or Assigns and Seller Jewel's Real Estate 1086 Manor LLLP. (Jewel) Or its successors or assigns And Seller. Buyer AM having the Mailing address of 3030 East Market street 2nd floor York Pa 17402 And final buyer Hi Speed rail facilities provider, Inc. having the Mailing address of P.O. Box 124 Red Lion pa 17356"

Accepted by all undersigned parties.

As to Buyer:

Buyer Ameri Metro, Inc

BY: ________________________________ DATE ___________

As

Seller:

Seller Jewel's Real Estate 1086 Manor LLLP

BY: ________________________________ DATE ___________

AS to end user:

Hi Speed rail facilities provider, Inc

BY: ________________________________ DATE ___________

EXHIBIT "A"

Property and phases description

Sites known as:

Phase I(1)

1)Striate farm 98 acres

2)Ebbs farm 110 acres

3) Gordon farm 107 acres

4) Walnut Bottom 88 acres

5) Guido group 146 acres

PHASE I TOTAL ACREAGE 542

Phase II(2)

Apache farms 500 acres

Martin land holding 70 acres

PHASE II(2)TOTAL 570 ACRES

Phase III(3)

Myers farm 136 acres

Martin farm 272 acres

High associates 88ACRES

PHASE III TOTAL 490ACREAGE

Phase IV(4)

P&G site 80acres

180.acres

PHASE IV TOTAL 260 ACREAGE

Phase V (5)

Stump farm 90 acres

Glendora farm 379 acres

PHASE V (5) TOTAL 469 ACREAGE

Total purchase price $812,350,000.

TOTAL 2,321. ACREAGE

The initial and subsequent settlement of this transaction

1) **Closing of phase I (1).** Initial Closing date on or before but no later than 270 days after singing of this agreement purchase price $189,700,000 at closing of phase I (1) seller JEWEL WILL HOLDS MORTGAGE IN THE AMOUNT OF $72,700,000 . The end buyer HSRFP will buy phase I from AM Subject to Jewels mortgage **PHASE I TOTAL ACREAGE 542**

2) **Closing of phase II (2):** on or before 180 days after the initial settlement purchase price at closing of phase II (2) In the amount $199,500,000. **PHASE II(2)TOTAL 570 ACRES** .

Seller JEWEL WILL HOLDS MORTGAGE IN THE AMOUNT OF $75,000,000. The end buyer HSRFP will buy phase II from AM Subject to Jewels mortgage

3) **Closing of phase III (3):** on or before 180 days after the Phase II settlement purchase price at closing of phase III (3) In the amount $171,500,000. **PHASE III (3) TOTAL 490 ACRES.**

Seller JEWEL WILL HOLDS MORTGAGE IN THE AMOUNT OF $75,000,000 . The end buyer HSRFP will buy phase III from AM Subject to Jewels mortgage

4) **Closing of phase IV (4):** on or before 180 days after the Phase III settlement. The purchase price at closing of phase IV (4) In the amount $91,000,000. **PHASE IV (4)TOTAL 260 ACRES.**

5) **Closing of phase V (5):** on or before 180 days after the Phase IV settlement. The purchase price at closing of phase V (5) In the amount $161,150,000.00 **PHASE V (5) TOTAL 469 ACREAGE**

LANDPURCHASE AGREEMENT

This land purchase agreement (the "Agreement") is made and entered into as of this 26 day of November 2013, by and between. Buyer Ameri Metro, Inc. (AM) or its successor or assign`s

And Seller. Jewel`s Real Estate 1086 Master LLLP. (Jewel) (EQUITABLE owner)

or its successor or assign`s

And final buyer/End-user :

Hi Speed rail facilities provider, Inc.

Address:

Buyer ,AM:
Having the Mailing address of
3030 East Market street 2nd floor York Pa.
17402

And final buyer:

Hi Speed rail facilities provider, Inc.
Having the Mailing address of
P.O. Box 124 Red Lion pa 17356

Seller, Jewel:
Having the Mailing address of

P.O. Box 163 Red Lion pa 17356

W I T N E S S E T H:

WHEREAS, the Seller is the fee simple EQUITABLE owner of that certain parcel located franklin , Cumberland and York Counties, of Pennsylvania, all as more particularly described in by

each county referred to herein is marked Exhibit "A" attached hereto and made a part hereof (the "Real Property"); and

WHEREAS, the Real Property located at Cumberland county Pennsylvania, franklin county, Pennsylvania, York county, Pennsylvania, identified by See attached exhibit "A"

WHEREAS, the Seller is desirous of selling, transferring and conveying the Real Property the (the Real Property, hereinafter collectively referred to as the "Property") to the Purchaser and the Purchaser is desirous of purchasing and acquiring the Property from the Seller, all upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for and in consideration of Ten Dollars ($10.00), cash in hand paid, and the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, the Seller and the Purchaser, intending to be legally bound hereby, do hereby agree as follows:

The Purchase Price. The purchase price for the Property shall be (1). "AM" offers. $350,000 per acres for phase #1 this will include all on site horizontal improvements. In addition "AM" will contribute prorated portion towards the off-site improvement in the amount of Twenty Million dollars ($20,000,000.00). As to any subsequent price Per Phase will have the baseline at $350,000 per acre including, on site horizontal improvements and contribute prorated portion towards the off-site improvements plus 2 percent over the cost of inflation). as adjusted in accordance with the provisions of Paragraph 8 hereof (the "Purchase Price"). The Purchase Price shall be paid in the form of cash or other immediately available funds paid on the Settlement Date. This contract is contingent upon the Purchaser receiving financing from their lender.

2.Deposit:

Per the letter of intent dates9th day of January 2013 paragraph 8 company is unable to meet the deposit requirements. Company was to deposit

"8. Earnest Money. Buyer shall deposit the aggregate sum of two Hundred Thousand Dollars ($200,000) with the Title Company (as defined below) as an earnest money deposit ("Earnest Money Deposit"), as follows:
$100,000 within five (5) business day following the mutual execution of the Purchase Agreement.
$100,000 within five (5) business day following expiration of the ("Entitlement Period")"

2.2 DepositModification COMPANY IS UNABLE TO MEET THE DEPOSIT REQUIREMENTS THEREFORE NEW DEPOSIT IS Upon the execution of this Agreement by the Seller and the Purchaser, the Purchaser shall deliver to seller on November 26 2013(Jewel), 333,333 C Shares of Ameri Metro, Inc. in the amount of And 10,000,000 shares on march 30 2014 (the "Deposit").

3. Settlement

(A) The settlement of the transaction contemplated by this Agreement (the "Settlement") shall occur (the "Settlement Date") no later than 270 days, from the date of this agreement. If, however, Purchaser shall not have closed by the Settlement Date, then the Seller at option agree to extend the Settlement for fee equal to the amount of deposit per the section 2.1 of this agreement Date for a period of no more than 120 days (the "Extended Settlement Date") from the expiration of the Settlement Date in order for the Purchaser to close.

(B) Settlement shall take place at the offices of the Settlement Agent (hereinafter defined) or at such other mutually convenient place as agreed to between the Seller and the Purchaser. The date for the Settlement is of the essence with respect to this Agreement.

4. Title to the Property. On the Settlement Date, the Seller shall convey fee simple title to the Property to the Purchaser free and clear of all liens, claims and encumbrances, other than those easements, restrictions and rights of way which are of record as of the date of this Agreement and acceptable to Purchaser. The Purchaser shall order and receive its title report within thirty (30) days after the date of this Agreement and, upon the Purchaser's receipt thereof, the Purchaser shall provide the Seller with a copy thereof showing all easements and restrictions of record. Title to the Property shall be good and marketable and such as will be insured at regular rates, without exception other than those Leases, easements, restrictions and exceptions to title which exist as of the date of this Agreement and reasonably acceptable to Purchaser (collectively, the "Permitted Exceptions") and title shall be insurable by a reputable title insurance company of the Purchaser's choice which is licensed to do business in the Commonwealth of Pennsylvania. In the event that the Seller is unable to convey and transfer good and marketable title to the Property subject only to the Permitted Exceptions, the Purchaser shall have the option of (A) taking such title as the Seller can convey without an abatement of the Purchase Price, or (B) declaring this Agreement null and void, whereupon the Escrow Agent shall return the Deposit to the Purchaser and, thereafter, both parties shall be relieved of all further liability under this Agreement. Each of the Seller and the Purchaser agree to execute and deliver to the title company conducting the Settlement (the "Settlement Agent") at Settlement such documentation, if any, as the Settlement Agent shall reasonably require to evidence that the execution of the transactions contemplated hereby have been duly authorized including, without limitation, the Purchaser or Partners, as the case may be, and the Owner's and Purchaser's Affidavits required by the Settlement Agent, if any. The Parties hereto agree that Settlement shall occur in Adams County, Pennsylvania.

5 Actions to be Taken at Settlement

(B) On the Settlement Date, the Seller shall deliver to the Settlement Agent.

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(i)   a good and sufficient Special Warranty Deed conveying fee simple title to the Property to the Purchaser as required by this Agreement (the "Deed");

(ii)   an Assignment of the Leases in the form attached hereto and marked Exhibit "C" to the Purchaser (the "Assignment of Leases");

(iii)   a Tenant Estoppel Certificate reasonably acceptable to the Purchaser in the form attached hereto and marked Exhibit "E" to the Purchaser, (the "Tenant Estoppel Certificate);

(iv)   all other items required to be delivered by the Seller under this Agreement.

(b)   On the Settlement Date, the Purchaser shall deliver to the Settlement Agent the balance of the Purchase Price less the Deposit, the Note and Mortgage and all other items required to be delivered by the Purchaser under this Agreement.

6.   Settlement Costs. Current charges for water, sewer and all other utility services to the Property and all rents under the Leases shall be apportioned pro-rata between the Seller and the Purchaser as of the Settlement Date. The Seller and the Purchaser shall each pay one-half (½) of the realty transfer tax and all other state and local real estate transfer taxes shall be divided equally between the Seller and the Purchaser on the Settlement Date.   The Purchaser shall be solely responsible for the costs of obtaining the Title Commitment and the title insurance policy thereunder. The Seller shall be responsible for the costs of preparing the Deed and the Bill of Sale. Each party shall be responsible for its own attorney's fees. All Real Property taxes shall be pro-rated on a fiscal year basis.   All utility services shall be transferred from the Seller's to the Purchaser's name as of the Settlement Date or shall remain in the name(s) of any tenant(s) if such tenant(s) are responsible for the payment thereof.   The security deposits under the Leases, if any, shall be transferred from the Seller to Purchaser as of the Settlement Date.

7.   Representations, Warranties and Covenants of the Seller. In order to induce the Purchaser to enter into this Agreement and to purchase the Property hereunder, the Seller hereby represents and warrants to, and covenants and agrees with, the Purchaser that, as of the date of this Agreement and as of the Settlement Date:

(A)   To the Best of Seller's Knowledge, the Seller is the fee simple owner of the Property and has good and marketable title to the Property free and clear of all liens, claims and encumbrances, except for the Permitted Exceptions, and such title will be insured by a reputable title insurance company licensed to do business in the Commonwealth of Pennsylvania at regular rates;

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(B)   The Seller has the full right, power and authority, and has taken all requisite action, to enter into this Agreement and to sell, transfer and convey the Property to the Purchaser as provided for under this Agreement and to carry out and fulfill its other obligations hereunder and the Seller has the absolute and sole right to sell the Property to the Purchaser, without the consent or intervention of any court, agency or any other person or entity;

(C)   All taxes or other liabilities of the Seller on or with respect to the Property which constitute or would constitute an encumbrance or lien against the Property upon the transfer of title to the Purchaser, will be paid and removed on the Settlement Date and the Seller hereby irrevocably authorizes the Settlement Agent to withhold such amount from the Purchase Price as may be necessary to so pay and discharge of record any encumbrance or lien as aforesaid;

(D)   To the best of the knowledge of Seller, the Real Property is fully and accurately described on Exhibit "A" attached hereto and made a part hereof;

(E)   The consummation of the transactions contemplated by this Agreement will not violate, or result in a breach of or constitute a default under, any provision of any indenture, mortgage, lease, agreement, contract, decree, instrument, order, judgment, ordinance, regulation or any other restriction of any kind or character to which the Seller or the Property is subject or by which the Seller or the Property is bound;

(F)   There are no outstanding leases, rental agreements or other licenses or use or occupancy agreements, oral or written, affecting the Property other than those Leases as are set forth on Exhibit "B" attached hereto and made a part hereof;

(G)   There are no outstanding service, maintenance or management agreements or other agreements affecting the Property, oral or written, which cannot be assigned or terminated by Purchaser, without cost or charge, upon thirty (30) days' notice;

(H)   As of the Settlement Date, the Seller shall not have collected any prepaid rent except for the month during which the Settlement shall be held, or granted any rental allowances or concessions;

(I)   From and after the date hereof and until the Settlement, the Seller shall not amend or modify in any way the Leases or enter into any

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new leases affecting the Property without prior written consent from Purchaser.

(J) From and after the date hereof and until the Settlement or earlier termination of this Agreement, the Seller shall keep and maintain the Property in the manner in which it is currently being maintained; and

(K) The Seller shall not remove from the Improvements or the Real Property any article included in the Personal Property.

(L) The Real Property which is currently utilized as an industrial/ manufacturing and office facility, is a permitted use in the zoning district in which the Property is located and the Seller has obtained all necessary operating and occupancy permits to operate the Property as and INLAND PORT AND DISTRIBUTIONS CENTER industrial/manufacturing/office facility. The right to continue to operate as an industrial/manufacturing/office facility shall not expire on the sale of the Property to Purchaser.

(M). Contract is contingent on buyer obtaining financing and a satisfactory appraisal for the purchase of the property. In the event that financing is not secured by the buyer in writing by August 1st, 2008 the contract will be considered void and the deposit will be refunded to the buyer, unless parties agree in writing to extend the contract. Both parties agree that the parties will renegotiate the purchase price to match the appraisal value, in the event the appraisal value comes in less than the purchase price.

All of the representations and warranties of the Seller set forth in this Agreement are true and accurate as of the date of this Agreement and shall be true and accurate at, and as of, the Settlement Date with the same force and effect as if they had been again made by the Seller to the Purchaser on the Settlement Date and shall survive after the Settlement Date and shall not be merged into the Deed.

8. <u>Representations and Warranties of the Purchaser</u>. The Purchaser hereby represents and warrants to the Seller that, as of the date of this Agreement and as of the Settlement Date:

(A) If the Purchaser is PURCHASER, then the Purchaser has the absolute and sole right, power and authority to enter into this Agreement and to purchase and acquire the Property from the Seller as provided for under this Agreement and to consummate the transaction contemplated hereby and to execute any and all further documents as are necessary to complete the same.

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9.   **Risk of Loss**. The Seller shall be responsible for any loss or casualty on or of the Property until the delivery of the Deed at Settlement.

10.   **Damage to or Destruction of the Property**. If, prior to the Settlement Date, a significant portion of the Building shall be destroyed or damaged by fire or other casualty, then the Seller may elect either to (i) terminate this Agreement, whereupon the Deposit shall be refunded by the Escrow Agent to the Purchaser and, thereafter, both parties shall be relieved of all further liability under this Agreement, or (ii) repair or reconstruct the Building to the condition which it was in prior to the occurrence of such damage or destruction by fire or other casualty and, in such event, the parties shall be required to proceed with Settlement under this Agreement with no abatement or reduction in the Purchase Price.   Anything contained in this Agreement to the contrary notwithstanding, if it is necessary for the Seller to extend the Settlement Date, following any significant damage to, or the destruction of, the Building in order to repair or reconstruct the Building, then the Seller may elect to so extend the Settlement Date for a reasonable period of time by providing notice of such election to the Purchaser in order for the Seller to so repair or reconstruct the Building and, in such event, the Settlement Date shall be automatically so extended but in no event beyond 45 days past the settlement date. Notwithstanding the foregoing, if Purchaser and Seller agree, the Purchaser may elect to take an abatement of the Purchase Price equal to the cost of repair of the Property or to an assignment from the Seller of any of the Seller's rights to any such insurance proceeds to be received by the Seller with respect to any such damage or destruction of the Building prior to Settlement. In the event Seller shall be unable to reconstruct/repair the Building on or before the Extended Settlement Date, Purchaser shall be entitled to a return of the Deposit and to terminate this Agreement, whereupon this Agreement shall so terminate and thereafter, neither party shall have any further liability or obligations under this Agreement.

11.   **Condemnation of the Property**. If, prior to the Settlement Date, any "material portion" of the Property shall be taken by condemnation or other eminent domain proceeding, the Purchaser shall have the option to (i) take title to the Property, as is, on the Settlement Date with an abatement of the Purchase Price equal to the amount of the eminent domain award or proceeds actually received by the Seller, or (ii) take title to the Property, as is, on the Settlement Date without an abatement of the Purchase Price and in this event, the Purchaser shall be entitled to the proceeds of any such condemnation or eminent domain proceeding, or an assignment from the Seller of its rights to such proceeds, as the case may be, in the event that there has been no award or payment made to the Seller as of the Settlement Date, or (iii) terminate this Agreement by providing notice thereof to the Seller whereupon the Escrow Agent shall return the Deposit to the Purchaser and, thereafter, both parties shall be released of all further liability hereunder.   For purposes of this Agreement, a "material portion" of the Property, for purposes of any such condemnation or other eminent domain proceeding, shall mean any such taking of (A) any portion of the Building itself which cannot be replaced by the Seller, or (B) the termination of access to the Property which cannot be replaced by the Seller with other reasonable access. A "material portion" of the Property shall not be deemed to have been taken if a portion of the Real Property is taken which does not affect items (A) or (B) above and, in such event, the Purchaser shall not be entitled to terminate this Agreement and the Seller shall be entitled to retain any condemnation proceeds and there shall be no abatement of the Purchase Price with respect thereto.

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12. Seller's Rights on Default by the Purchaser. In the event that the Seller is ready, willing and able to perform under this Agreement and there is a default or breach by the Purchaser, or if the Purchaser fails or refuses to proceed to the Settlement hereunder, then the Seller shall be entitled to terminate this Agreement and neither Party shall have any further rights, obligations, liabilities or remedies under this Agreement. In the event of a termination by Seller as a result of Purchaser's default, breach, failure or refusal to proceed to Settlement, the Deposit shall be paid to Seller. This shall be the sole and exclusive remedy of Seller.

13. Purchaser's Rights on Default by the Seller. In the event that the Purchaser is ready, willing and able to perform under this Agreement and there is a default or breach by the Seller, or if the Seller fails or refuses to proceed to the Settlement hereunder, the Purchaser, shall elect to institute an action for Specific Performance against Seller or be entitled to terminate this Agreement. In the event of a termination by Purchaser by reason of Seller's breach, default failure or refusal to proceed to Settlement, the Deposit shall be returned to Purchaser.

14. Assignment. The Purchaser shall have right to assign this Agreement or its rights hereunder to any other entity controlled by Purchaser, without the prior written consent of the Seller.

15. Broker. The Seller and the Purchaser represent and warrant to one another that neither has dealt with any other broker, agent or finder in connection with the Property or the transaction contemplated by this Agreement.

16. Notices. All notices sent or required by this Agreement shall be in writing and shall be sent by registered or certified United States mail, postage prepaid, return receipt requested, or via overnight courier, prepaid with written proof of delivery thereof, to the addresses of the parties as follows:

If to Seller:

_____

If to Purchaser:

_____

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Any notice(s) given by one party to the other pursuant to this Paragraph 18 shall be deemed effectively given on that date which is two (2) business days after the date any such notice(s) is/are postmarked provided that any such notice(s) is/are properly addressed and mailed as required under this Paragraph 18. Either party may change the address to which notice is to be sent to it by providing the other party with written notice of such change in accordance with the terms of this Paragraph.

17. Miscellaneous.

    (A)   <u>Waiver of Formal Tender</u>. Formal tender of the executed Deed and the Purchase Price is hereby waived by the parties.

    (B)   <u>Binding on Successors and Assigns</u>. The Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns, if any.

    (C)   <u>Filing</u>. Neither this Agreement nor any Memorandum thereof shall be filed in any Real Property records office or in any other municipal, county or state office.

    (D)   <u>Governing Law</u>. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania.

    (E)   <u>Gender, Plural, Singular</u>. Any reference in this Agreement to any gender, masculine, feminine or neuter, shall be deemed a reference to the other, and the singular shall be deemed to include the plural and vice versa, unless the context otherwise requires.

    (F)   <u>Captions</u>. The captions in this Agreement are for convenience and reference purposes only and shall not be deemed a part of or affect the interpretation of this Agreement.

    (G)   <u>Partial Invalidity</u>. If for any reason any paragraph or provision of this Agreement or the application thereof to any person, entity or circumstance shall be held to any extent to be invalid, unenforceable or contrary to any existing or future laws, then the remainder of this Agreement or the application of such paragraph or provision to persons, entities or circumstances other than those with respect to which it has been held invalid or unenforceable shall not be affected thereby and each paragraph and provision shall be valid and enforced to the fullest extent permitted by law.

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(H)   Not Construed Against Drafter. Any presumption of law which provides that an agreement shall be construed against the drafter is hereby waived by the parties to this Agreement, each party being represented by legal counsel.

(I)   No Survival. Unless otherwise specifically stated herein, none of the representations or warranties or other provisions of this Agreement set forth herein shall survive the Settlement, but shall be merged in the Deed at Settlement.

20. 1031 Exchange. The Seller agrees to execute any and all documents in order to allow Purchaser to effectuate a 1031 exchange if the Seller elects to do so, provided no additional liability is imposed upon Seller.

21.   Due Diligence Period. Seller agrees to provide Purchaser thirty days from the date of this agreement as the Due Diligence period.

21.1   Review of Physical Condition. From time to time prior to the Settlement Date, Purchaser shall have the right to inspect the physical condition of the Property, Improvements and Building and make such engineering, environmental and other studies as Purchaser may elect. For purposes of conducting such inspections and studies, Seller agrees to provide Purchaser, its agents, employees, contractors and consultants full and complete access to the improvements at all reasonable times on business days during the Due Diligence Period upon at least twenty-four (24) hours prior written notice to Seller.

21.3 Right of Termination. If, after the inspection of the aforementioned materials and an inspection of the Property, the Purchaser is not satisfied, in Purchaser's sole and absolute discretion, with the condition of the Property, or if Purchaser deems, in Purchaser's sole and absolute discretion, the Property to be unsuitable for Purchaser's purposes, then Purchaser may terminate this Agreement by giving written notice to Seller at any time prior to 5:00 p.m. Eastern Standard Time on the date which is the "Due Diligence Date". (The period from the date hereof through and including the Due Diligence Date is referred to as the "Due Diligence Period"). If Purchaser terminates this Agreement as aforesaid, (a) the Deposit shall be paid to Purchaser, (b) this Agreement shall become null and void and of no further force or effect, except for the obligation to pay the deposit to Purchaser, and (c) neither Purchaser nor Seller shall have any further liability or obligation to the other under this Agreement, except for the obligation to pay the Deposit to Purchaser.

Continued

Signature page for November 26th 2013 Landpurchase Agreement AM . JEWEL /HSRFF

Continued:

Signature page for November 26, 2013 [illegible] Agreement [illegible]

IN WITNESS WHEREOF [illegible] have caused this [illegible] to be executed [illegible] the day and year first above written.

As to Buyer:

Buyer: Amen Motors, Inc.

BY: [signature] DATE [illegible]

As

Seller

Seller: Jewel's Real Estate [illegible] LLP,

BY: Shahrel [illegible] Partner DATE 11/26/13

AS to end user:

Hi Speed [illegible] provider Inc

BY: [signature] DATE [illegible]

EXHIBIT "A"

Property and phases description

Sites known as:

Phase I(1)

1)Strate farm 98 acres

2)Ebby farm 110 acres

3) Gordon farm 107 acres

4) Walnut Bottom 88 acres

5) Guido group 146 acres

PHASE I TOTAL ACREAGE 542

Phase II(2)

Apache farms 500 acres

Martin land holding 70 acres

PHASE II(2)TOTAL 570 ACRES

Phase III(3)

Myers farm 136 acres

Martin farm 272 acres

High associates 88ACRES

PHASE III TOTAL 490ACREAGE

Phase IV(4)

P&G site 80acres

180 acres

PHASE IV TOTAL 260 ACREAGE

Phase V (5)

Stump farm 90 acres

Glendora farm 379 acres

PHASE V (5) TOTAL 469 ACREAGE

Total purchase price $812,350,000.

TOTAL 2,321. ACREAGE

The initial and subsequent settlement of this transaction

1) **Closing of phase I (1).** Initial Closing date on or before but no later than 270 days after singing of this agreement purchase price $189,700,000 at closing of phase I (1) seller JEWEL WILL HOLDS MORTGAGE IN THE AMOUNT OF $72,700,000 . The end buyer HSRFP will buy phase I from AM Subject to Jewels mortgage **PHASE I TOTAL ACREAGE 542**

2) **Closing of phase II (2):** on or before 180 days after the initial settlement purchase price at closing of phase II (2) In the amount $199,500,000. **PHASE II(2)TOTAL 570 ACRES**.

Seller JEWEL WILL HOLDS MORTGAGE IN THE AMOUNT OF $75,000,000. The end buyer HSRFP will buy phase II from AM Subject to Jewels mortgage

3) **Closing of phase III (3):** on or before 180 days after the Phase II settlement purchase price at closing of phase III (3) In the amount $171,500,000. **PHASE III (3) TOTAL 490 ACRES.**

Seller JEWEL WILL HOLDS MORTGAGE IN THE AMOUNT OF $75,000,000 . The end buyer HSRFP will buy phase III from AM Subject to Jewels mortgage

4) **Closing of phase IV (4):** on or before 180 days after the Phase III settlement The purchase price at closing of phase IV (4) In the amount $91,000,000. **PHASE IV (4)TOTAL 260 ACRES.**

5) **Closing of phase V (5):** on or before 180 days after the Phase IV settlement. The purchase price at closing of phase V (5) In the amount $164,150,000.00 **PHASE V (5) TOTAL 469 ACREAGE**

EXHIBIT "B"

Credits towards purchase price

Seller shall provide Credits towards purchase price in the amount equal at $3.75 per shares for the deposit maid on or before on November 26 2013 to seller (Jewel), 333,333 of C Shares of Ameri Metro, Inc . In the amount of **$1,249,998.75**

And Seller shall provide Credits towards purchase price in the amount equal at $4.00 per shares for the deposit 10,000,000 C shares at shares price of $4.00 per shares for the deposit maid on or before March 30th 2014. $40,000,000.

Credits towards purchase price at initial closing of phase I (1) In the amount of **$1,249,998.75**

Credits towards purchase price at closing of phase II (2) $10,000,000

Credits towards purchase price at closing of phase III(3) $10,000,000

Credits towards purchase price at closing of phase IV(4) $10,000,000

Credits towards purchase price at closing of phase V (5) $10,000,000

EXHIBIT "C"

TO BE ENTERED AT LATER DATE